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HANDY & HARMAN LOGO

RICHARD N. DANIEL
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

                                                                October 24, 1996

Dear Shareholder:

     Handy & Harman (the "Company") is offering to purchase up to 1,800,000 shares of its common stock at a price not greater than $20.00 nor less than $17.50 per share. The Company is conducting the Offer through a procedure commonly referred to as a "modified Dutch auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether or not to tender any or all shares.

     Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, November 21, 1996, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to Georgeson & Company Inc., the Information Agent, at 1(800)223-2064.

                                          Sincerely,

                                          Richard N. Daniel

                                          Chairman and
                                          Chief Executive Officer